Exhibit 12.01
INTUIT INC.
Statements re Computation of Ratios

						Six Months
						Ended
	Fiscal Year Ended July 31,					January 31,
(In thousands, except ratios)	2002	2003	2004	2005	2006	2007
Earnings:
Income from continuing operations before income taxes (1)	$70,469	$387,499	$451,199	$554,962	$609,988	$135,025
Fixed charges	5,742	5,782	5,491	4,503	5,595	3,126

Total	$76,211	$393,281	$456,690	$559,465	$615,583	$138,151

Fixed charges:
Interest expense	$1,349	$890	$314	$375	$232	$166
Interest portion of rent expense	4,393	4,892	5,177	4,128	5,363	2,960

Total	$5,742	$5,782	$5,491	$4,503	$5,595	$3,126

Ratio of earnings to fixed charges	13.27	68.02	83.17	124.24	110.02	44.19
(1)	Income from continuing operations before income taxes excludes (a) minority interest and (b) the company’s share in the income and losses of less-than-fifty percent owned affiliates.